Exhibit 99.1

Spreadtrum Communications, Inc. Announces
Fourth Quarter and Fiscal Year 2010 Results

SHANGHAI, March 3, 2011 -- Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.

FOURTH QUARTER 2010 FINANCIAL SUMMARY:

–	Total revenue increased 31.5% quarter-over-quarter and 199.5% year-over-year to US$126.5 million, exceeding the Company’s previously guided range of US$118-$125 million.

–	Gross profit was US$54.4 million compared to US$42.5 million in the previous quarter and US$17.8 million in 4Q09. Gross margin was 43.0% compared to 44.1% in the previous quarter and 42.2% in 4Q09.

–	Cash flows from operations were US$37.1 million, compared with US$67.0 million in the previous quarter and US$9.5 million in 4Q09.

–	GAAP net income was US$30.0 million, compared with US$19.5 million in the previous quarter and US$1.4 million in 4Q09.

–
GAAP net income per basic and diluted ADS was US$0.62 and US$0.56, respectively, an improvement from US$0.41 and US$0.37 per basic and diluted ADS, respectively, in 3Q10 and US$0.03 per basic and diluted ADS in 4Q09.

–
Non-GAAP net income was US$32.7 million, compared to US$22.9 million in 3Q10 and US$2.9 million in 4Q09. Non-GAAP net income per diluted ADS was US$0.61, an improvement from US$0.43 per diluted ADS in 3Q10 and US$0.06 per diluted ADS in 4Q09.

FISCAL YEAR 2010 FINANCIAL SUMMARY:

–	Total revenue increased 229.6% from 2009 to US$346.3 million.

–	Gross profit was US$152.5 million, up 299.2% from 2009. Gross margin was 44.0% compared to 36.4% in the previous year.

–	Cash flows from operations were US$168.1 million, compared with US$19.7 million for the full year 2009.

–	GAAP net income was US$67.2 million, compared to a net loss of US$19.3 million in 2009.

–	GAAP net income per basic and diluted ADS was US$1.42 and US$1.28, respectively, an improvement from a loss of US$0.43 per basic and diluted ADS in 2009.

–	Non-GAAP net income was US$82.0 million, compared to a loss of US$9.6 million in 2009. Non-GAAP net income per diluted ADS was US$1.56, an improvement from a loss of US$0.21 per diluted ADS in 2009.

BUSINESS HIGHLIGHTS:

Commenting on the results, Spreadtrum’s Chairman and CEO, Dr. Leo Li said, “We concluded 2010 with yet another impressive performance despite a toughening competitive environment as we made strides to constantly develop innovative technologies and offer our customers world class services. Fourth quarter sequential revenue growth of 31.5% and sequential net income growth of 53.4% are representative of our further market share gain and ability to deliver value to our shareholders.

We recently introduced the world’s first 40nm TD-SCDMA baseband processor, the SC8800G, which offers a low power and cost efficient platform while simultaneously achieving high level performance and integration. It also demonstrates our design and time-to-production ability to deliver cutting-edge technology in the 3G communications industry. In the 2G/2.5G space, we have accelerated our roll out of Triple-SIM solutions within emerging markets and also launched the world’s first Quad-SIM in single chip solution. Thus far, it has been well received and successfully captured much attention in multiple-operator-markets where operators attract end users via various promotional offers and discounts.

For the first quarter of 2011, we anticipate revenue to be in the range of US$130 - $135 million with gross margin in the range of 41.5% – 42.5% as we remain confident in our ability to continue growing our business.”

Further commenting on the Q4 financial results, Shannon Gao, Spreadtrum CFO, added, “Our ability to execute on our key initiatives and improve our cost structure allowed us to maintain healthy margin levels. In addition, underpinned by incremental cash flow in 2010, our cash balance has increased from US$114 million to US$272 million, which will support our consistent investment in innovative frontiers. We expect operating expenses as a percentage of revenue in Q1 2011 will increase from Q4 2010 level due to higher R&D expenses.”

FOURTH QUARTER AND FISCAL YEAR 2010 FINANCIAL REVIEW:

Revenue

Revenue in 4Q10 totaled US$126.5 million, up from US$96.2 million in 3Q10 and US$42.3 million in 4Q09. Revenue for the fiscal year 2010 totaled US$346.3 million, up 229.6% from US$105.1 million in 2009.

Sales volume of 2G/2.5G baseband and radio frequency bundle semiconductors (“bundle semiconductors”) realized in 4Q10 increased 45.5% sequentially and increased 323.3% year-over-year.  Sales volume of 3G bundle semiconductors realized in 4Q10 increased 6.7% sequentially and increased 340.7% year-over-year. In 2010, sales volume of 2G/2.5G bundle semiconductors increased 253.6% from 2009 and sales volume of 3G bundle semiconductors increased 907.5% over the same period.

The average selling price per unit of 2G/2.5G bundle semiconductors in 4Q10 decreased 2.4% sequentially and 25.6% year-over-year. The average selling price per unit of 3G bundle semiconductors in 4Q10 decreased 14.3% sequentially and 55.2% year-over-year.

Gross Profit and Margin

Gross profit for the quarter was US$54.4 million, up 28.0% from US$42.5 million in 3Q10 and up 205.6% from US$17.8 million in 4Q09. Gross margin for the quarter was 43.0%, down from 44.1 % in 3Q10 and up from 42.2% in 4Q09. Non-GAAP gross margin, adjusted to exclude share-based compensation, was 43.1%, a sequential decrease from 44.3% in 3Q10 and a year-over-year increase from 42.4% in 4Q09.  For the fiscal year 2010, gross profit increased 299.2% to US$152.5 million from US$38.2 million in 2009, with a gross margin of 44.0% in 2010 compared to 36.4% in 2009.  Non-GAAP gross margin for the full year 2010 was 44.1%, compared to 36.7% in 2009.

Cost of revenue in 4Q10 totaled US$72.1 million, representing an increase of 34.1% from the previous quarter and up 195.0% from 4Q09 levels, which is relatively in line with the increase in sales. Total cost of revenue for fiscal year 2010 was US$193.9 million, up 189.8% from US$66.9 million in 2009.

Operating Expense and Margin

The Company’s operating margin for the quarter was 22.3%, compared to 21.5% in the previous quarter and 5.9% in 4Q09. The sequential and year-over-year improvements in operating margin were primarily driven by an increase in sales and gross profit, partially offset by higher operating expense.  Non-GAAP operating margin, adjusted to exclude share-based compensation expense was 24.5% in 4Q10, down from 25.1% in 3Q10 and up from 9.4% in 4Q09.  Operating margin for the fiscal year 2010 was 20.0%, compared to an operating margin of a negative 18.4% for the fiscal year 2009.

Total operating expenses in 4Q10, including selling, general and administrative (SG&A) expenses and research and development (R&D) expenses, were US$26.2 million, representing an increase from US$21.7 million in 3Q10 and an increase from US$15.3 million in 4Q09. The sequential and year-over-year rises in operating expenses were primarily due to increases in engineering expense related to the development of new products and employee compensation, partially offset by subsidies from government and other party.  Total operating expenses for fiscal year 2010 were US$83.4 million, up 44.8% from US$57.6 million in 2009. This increase was primarily attributable to increases in engineering expense related to the development of new products and employee compensation, partially offset by increased government subsidies.

R&D expenses increased 17.8% sequentially and increased 71.0% year-over-year to US$19.6 million in 4Q10. The sequential increase was primarily attributable to increases in engineering expenses related to the development of new products, partially offset by subsidy recorded as a deduction of R&D expenses, relating to TD-SCDMA product development. The year-over-year rise in R&D expenses was primarily due to the aforementioned reasons, as well as increases in employee compensation expenses. R&D expenses for 2010 totaled US$63.2 million, representing a 70.8% increase from US$37.0 million in 2009.

SG&A expenses increased 28.8% sequentially and increased 70.1% year-over-year to US$6.6 million in 4Q10. The sequential increase in SG&A expenses was primarily due to a contingent loss of US$0.8 million in connection with a pending litigation and a rise in market promotion expense. The year-over-year rise in SG&A expenses was primarily due to the aforementioned reasons, as well as increases in employee compensation expenses.  SG&A expenses were US$20.2 million in the full year 2010, compared to US$20.5 million in 2009.

Non-Operating Income

In 4Q10, the Company recorded interest income of US$1.3 million, up from both the previous quarter and 4Q09 as a result of investing a higher balance of cash combined with an increase in deposit saving rate. Interest expense in 4Q10 was a gain of US$0.8 million, compared to an expense of US$0.6 million in 3Q10 and US$0.7 million in 4Q09, which was primarily due to the reimbursement of the interest expense from the Chinese government which was in excess of actual interest expenses incurred in 4Q10.  Other income (net) in 4Q10 was a gain of US$2.4 million, compared to a gain of US$1.3 million in 3Q10 and a loss of US$32 thousand in 4Q09. The sequential and year-over-year increases were primarily due to foreign exchange gain.
Non-operating income for the full year 2010 totaled US$6.3 million, compared to US$1.1 million in 2009. The increase was primarily due to higher interest income and foreign exchange gain.

Net Income

The Company’s net income totaled US$30.0 million in 4Q10, compared to US$19.5 million in 3Q10 and US$1.4 million in 4Q09. The increase in net income in the fourth quarter 2010 was primarily due to increased sales and stable gross profit margin. Net profit margin was 23.7%, up from 20.3% in 3Q10 and 3.4% in 4Q09. Basic and diluted income per ADS was US$0.62 and US$0.56, respectively, in 4Q10, compared to US0.41 and US$0.37, respectively, in 3Q10 and US$0.03 per basic and diluted ADS in 4Q09. Net income for the fiscal year 2010 totaled US$67.2 million, up from a loss of US$19.3 million in 2009. Net margin for the year was 19.4%, compared to a negative 18.4% for the full year 2009. For the full year 2010, basic and diluted income per ADS was US$1.42 and US$1.28, respectively, compared to a loss of US$0.43 per basic and diluted ADS in 2009.

Excluding share-based compensation expenses, the Company’s non-GAAP net income for 4Q10 was US$32.7 million, up from a non-GAAP net income of US$22.9 million in 3Q10 and up from US$2.9 million in 4Q09. Diluted non-GAAP income per ADS in 4Q10 was US$0.61, compared with US$0.43 per ADS in the prior quarter and US$0.06 per diluted ADS in 4Q09. Excluding share-based compensation expenses and impairment loss for long-term asset, non-GAAP net income for the full year 2010 was US$82.0 million, compared to a non-GAAP net loss of US$9.6 million in 2009. Diluted non-GAAP income per ADS for 2010 was US$1.56, compared with a loss of US$0.21 per ADS in 2009.

Balance Sheet and Cash Flow

As of December 31, 2010, the total balance of cash and cash equivalents and term deposit with maturity dates over 90 days was US$252.8 million, an increase of US$39.6 million from US$213.2 million as of September 30, 2010.  The increase primarily resulted from 4Q10 net profit and a rise in accounts payable and advances from customers, partially offset by an increase in inventory and accounts receivable. The total balance of restricted cash which is available to use when the related expenses occurred and appropriate obligations are satisfied was US$19.5 million, compared with $19.1 million as of September 30, 2010. In 4Q10, the Company generated US$37.1 million in cash from operating activities and used $1.2 million cash on property and equipment as well as US$4.3 million relating to intangible asset acquisitions.

Accounts receivable increased by US$1.8 million from US$4.3 million as of September 30, 2010 to US$6.1 million as of December 31, 2010.  Average A/R days increased sequentially from 3 days to 4 days. Inventory as of December 31, 2010 was US$133.1 million, an increase of US$67.8 million from September 30, 2010.  This increase resulted partially from a rise in deferred costs included within inventories, which consisted of products shipped to customers where the rights and obligations of ownership had passed to the customers, but revenue had not yet been recognized due to pending customer acceptance. Inventory days were 127 days based on the average inventory amount of this quarter as a result of the higher inventory balance, partially offset by higher sales. Total assets as of December 31, 2010 were US$508.2 million, up US$132.1 million from US$376.1 million as of September 30, 2010. The increase in total assets was primarily attributable to increases of US$67.8 million in inventory, US$40.0 million in cash, US$13.2 million in intangible assets, US$5.0 million in prepaid expenses and other current assets, US$1.8 million in accounts receivable, and US$1.8 million in deferred tax assets.

Current liabilities increased from US$161.5 million as of September 30, 2010 to US$258.9 million as of December 31, 2010, primarily due to the increases of US$60.8 million in accounts payable, US$29.3 million in advance from customers and US$4.6 million in income tax payable.  Long-term liabilities as of December 31, 2010 were US$50.7 million, compared to US$51.0 million as of September 30, 2010.

BUSINESS OUTLOOK:

Spreadtrum currently expects revenue for the first quarter of 2011 to be in the range of US$130 - $135 million with gross margin in the range of 41.5% – 42.5%.

WEBCAST OF CONFERENCE CALL:

The Company’s senior management will host a conference call at 8:00 pm (Eastern) / 5:00 pm (Pacific) on Thursday, March 3, 2011, which is 9:00 am (Hong Kong) on Friday, March 4, 2011 to discuss the financial results and recent business activities. The conference call may be accessed by calling:

Toll
4United States / International	+1-617-614-2705
4Hong Kong	+852 30021672
4United Kingdom	+44 2073658426 / +44 2073654163 / +44 2073658425
Participant Passcode	"SPRD" or "Spreadtrum"

A telephone replay will be available shortly after the call until March 10, 2011 at (US Toll / International) +1-617-801-6888. Passcode: 74083344.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and other non-recurring items. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company provides the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS, all excluding share-based compensation expenses. The Company believes that these non-GAAP financial measures provide important supplemental information to management and investors regarding financial and business trends relating to the Company's financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

Spreadtrum Communications, Inc.
Condensed Consolidated Income Statements
(in thousands of US dollars, except per share data and percentages)
(unaudited)

	Three months ended
	December 31,	September 30,	December 31,	Change From
	2009	2010	2010	4Q09	3Q10

Revenue	42,257	96,230	126,547	200%	32%
Cost of revenue	24,444	53,760	72,117	195%	34%

Gross profit	17,813	42,470	54,430	206%	28%

Operating expenses
Research & development	11,459	16,631	19,596	71%	18%
Selling, general & administrative	3,865	5,102	6,573	70%	29%

Total operating expenses	15,324	21,733	26,169	71%	20%
Operating income	2,489	20,737	28,261	1,035%	36%

Non-operating income (expense)
Interest income	511	976	1,263	147%	29%
Interest expense	(710)	(621)	804	(213%)	(230%)
Other income, net	(32)	1,263	2,362	(7,481%)	87%
Total non-operating income	(231)	1,618	4,429	(2,017%)	174%
Income before tax and equity in loss of affiliates	2,258	22,355	32,690	1,348%	46%
Income tax expense	(809)	2,798	2,761	(441%)	(1%)
Equity in loss of affiliates, net of taxes	-	(30)	26	-	(187%)
Net income	1,449	19,527	29,955	1,967%	53%

Income per ADS, basic	0.03	0.41	0.62
Income per ADS, diluted	0.03	0.37	0.56

Margin analysis:
Gross margin	42.2%	44.1%	43.0%
Operating margin	5.9%	21.5%	22.3%
Net margin	3.4%	20.3%	23.7%

Weighted average ADS equivalent: [1]
Basic	45,523,939	47,457,465	47,979,503
Diluted	49,123,130	52,729,515	53,822,796
ADS equivalent outstanding at end of period	46,030,473	47,706,621	48,273,204

[1] Assumes all outstanding ordinary shares are represented by ADSs.  Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.
Consolidated Income Statements
(in thousands of US dollars, except per share data and percentages)
(unaudited)

	Twelve months ended
	December 31,	December 31,
	2009	2010	Change
Revenue	105,070	346,338	230%
Cost of revenue	66,876	193,873	190%

Gross profit	38,194	152,465	299%

Operating expenses
Research & development	37,039	63,173	71%
Selling, general & administrative	20,539	20,188	(2%)
Total operating expenses	57,578	83,361	45%
Operating income (loss)	(19,384)	69,104	(457%)

Non-operating income (expense)
Interest income	1,552	3,601	132%
Interest expense	(1,171)	(1,145)	(2%)
Other income, net	711	3,879	446%
Total non-operating income	1,092	6,335	480%
Income (loss) before tax and equity in loss of affiliates	(18,292)	75,439	(512%)
Income tax expense	1,024	8,130	694%
Equity in loss of affiliates, net of taxes	-	(115)
Net income (loss)	(19,316)	67,194	(448%)

Income (loss) per ADS, basic	(0.43)	1.42
Income (loss) per ADS, diluted	(0.43)	1.28

Margin analysis:
Gross margin	36.4%	44.0%
Operating margin	(18.4%)	20.0%
Net margin	(18.4%)	19.4%

Weighted average ADS equivalent: [1]
Basic	44,810,378	47,246,420
Diluted	44,810,378	52,447,510

   [1] Assumes all outstanding ordinary shares are represented by ADSs.  Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.
Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)
	As of
	December 31, 2009	September 30, 2010	December 31, 2010

ASSETS
Current assets
Cash and cash equivalents	37,809	36,339	82,195
Restricted cash	11,496	19,142	19,487
Short term deposits	20,504	132,068	125,340
Notes receivable	1,383	-	-
Accounts receivable, net	7,008	4,317	6,074
Inventories	25,541	65,301	133,096
Deferred tax assets	1,347	1,373	2,983
Prepaid expenses and other current assets	5,562	10,599	15,643
Total current assets	110,650	269,139	384,818

Property and equipment, net	27,090	28,219	28,597
Acquired intangible assets, net	26,621	23,269	36,448
Equity Investment	1,001	7,366	9,467
Deferred tax assets	570	573	794
Goodwill	2,000	2,000	2,000
Long term deposits	43,935	44,769	45,299
Other long term assets	7,227	734	794
Total assets	219,094	376,069	508,217

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable	19,498	42,269	103,110
Advances from customers	14,667	73,803	103,068
Income tax payable	3,071	8,431	13,026
Accrued expenses and other current liabilities	17,888	37,026	39,649
Total current liabilities	55,124	161,529	258,853

Long term loan	43,935	44,769	45,299
Other long-term obligations	5,464	6,209	5,482
Total long term liabilities	49,399	50,978	50,781
Total liabilities	104,523	212,507	309,634

Shareholders' equity	114,571	163,562	198,583
Total liabilities and shareholders' equity	219,094	376,069	508,217

Spreadtrum Communications, Inc.
Reconciliation of GAAP to Non-GAAP Results
(in thousands of US dollars, except per share data and percentages)
(unaudited)

	Three months ended
	December 31,	September 30,	December 31,
	2009	2010	2010
Cost of revenue	24,444	53,760	72,117
Adjustment for share-based compensation	(83)	(137)	(107)
Cost of revenue (non-GAAP)	24,361	53,623	72,010
Operating income	2,489	20,737	28,261
Adjustment for share-based compensation within: Cost of revenue	83	137	107
Research and development	801	1,877	1,470
Selling, general, and administrative	575	1,373	1,183
Operating income (non-GAAP)	3,948	24,124	31,021
Net income	1,449	19,527	29,955
Adjustment for share-based compensation within: Cost of revenue	83	137	107
Research and development	801	1,877	1,470
Selling, general, and administrative	575	1,373	1,183
Net income (non-GAAP)*	2,908	22,914	32,715
Income per ADS, diluted	0.03	0.37	0.56
Adjustment for share-based compensation	0.03	0.06	0.05
Income per ADS, diluted (non- GAAP)*	0.06	0.43	0.61
Gross margin	42.2%	44.1%	43.0%
Adjustment for share-based compensation	0.2%	0.2%	0.1%
Gross margin (non-GAAP)	42.4%	44.3%	43.1%
Operating margin	5.9%	21.5%	22.3%
Adjustment for share-based compensation	3.5%	3.6%	2.2%
Operating margin (non-GAAP)	9.4%	25.1%	24.5%
Net margin	3.4%	20.3%	23.7%
Adjustment for share-based compensation	3.5%	3.6%	2.2%
Net margin (non-GAAP)*	6.9%	23.9%	25.9%
Operating expenses	15,324	21,733	26,169
Adjustment for share-based compensation:
Research and development	(801)	(1,877)	(1,470)
Selling, general, and administrative	(575)	(1,373)	(1,183)
Adjustment for impairment loss of long-lived assets
Adjustment for amortization of intangibles from Quorum acquisition
Operating expenses (non-GAAP)	13,948	18,483	23,516

   * The non-GAAP adjustment does not take into consideration the impact of taxes.

Spreadtrum Communications, Inc.
Reconciliation of GAAP to Non-GAAP Results
(in thousands of US dollars, except per share data and percentages)
(unaudited)

	Twelve months ended
	December 31,	December 31,
	2009	2010
Cost of revenue	66,876	193,873
Adjustment for share-based compensation	(278)	(437)
Cost of revenue (non-GAAP)	66,598	193,436
Operating income (loss)	(19,384)	69,104
Adjustment for share-based compensation within: Cost of revenue	278	437
Research and development	2,871	5,723
Selling, general, and administrative	6,550	4,131
Adjustment for impairment loss of long-lived assets	-	4,486
Operating income (loss) (non-GAAP)	(9,685)	83,881
Net income	(19,316)	67,194
Adjustment for share-based compensation within: Cost of revenue	278	437
Research and development	2,871	5,723
Selling, general, and administrative	6,550	4,131
Adjustment for impairment loss of long-lived assets		4,486
Net income (loss) (non-GAAP)*	(9,617)	81,971
Income per ADS, diluted	(0.43)	1.28
Adjustment for share-based compensation	0.22	0.20
Adjustment for impairment loss of long-lived assets		0.08
Income (loss) per ADS, diluted (non- GAAP)*	(0.21)	1.56
Gross margin	36.4%	44.0%
Adjustment for share-based compensation	0.3%	0.1%
Gross margin (non-GAAP)	36.7%	44.1%
Operating margin	(18.4%)	20.0%
Adjustment for share-based compensation	9.2%	3.0%
Adjustment for impairment loss of long-lived assets		1.3%
Operating margin (non-GAAP)	(9.2%)	24.3%
Net margin	(18.4%)	19.4%
Adjustment for share-based compensation	9.2%	3.0%
Adjustment for impairment loss of long-lived assets	-	1.3%
Net margin (non-GAAP)*	(9.2%)	23.7%

   * The non-GAAP adjustment does not take into consideration the impact of taxes.

ABOUT SPREADTRUM COMMUNICATIONS, INC.

Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and radio frequency processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s ability to constantly develop innovative technologies and offer its customers world class services, the Company’s ability to make further market share gain and deliver value to its shareholders, the Company’s design and time-to-production ability to deliver cutting-edge technology in the 3G communications industry, the Company’s success of its Triple-SIM and Quad-SIM solutions within emerging markets and multiple-operator markets, the Company's expectations with respect to revenue being in the range of US$130 - $135 million in the first quarter of 2011 with gross margin in the range of 41.5%-42.5%, the Company’s confidence in its ability to continue growing its business, the Company’s ability to execute on its key initiatives and improve its cost structure, the Company’s ability to maintain healthy margin levels, that the Company’s increased cash flow will support its consistent investment in innovative frontiers, and the Company’s expectation on operating expenses as a percentage of revenue in Q1 2011 to increase from Q4 2010 level due to higher R&D expenses.  The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the commercial deployment of TD-SCDMA technology will grow; market acceptance of the Company’s 8800G, Triple-SIM solutions and Quad-SIM solutions; the Company's ability to sustain recent rates of growth; the state of and any change in the Company's relationship with its major domestic and international customers and Chinese government agencies; the Company’s ability to successfully complete the projects of the Chinese TD-SCDMA operator; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on May 7, 2010, as amended, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For further information, please contact:
              Investor Relations
              Tel:      +86-21-5080-2727
              Email:   ir@spreadtrum.com
              Web:    http://www.spreadtrum.com